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                                    FORM 8-A
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                         INTERACTIVE INTELLIGENCE, INC.
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)


                        INDIANA                        35-1933097
                 ----------------------            -------------------
                (State of incorporation             (I.R.S. Employer
                    or organization)               Identification No.)


           8909 PURDUE ROAD
         INDIANAPOLIS, INDIANA                                     46268
----------------------------------------                       ------------
(Address of principal executive offices)                        (Zip Code)


        Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class              Name of each exchange on which
        to be so registered              each class is to be registered
        -------------------              -------------------------------
               NONE                                    NONE

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

         Securities Act registration statement file number to which this form relates: 333-79509

         Securities to be registered pursuant to Section 12(g) of the Act:

                                  COMMON STOCK
                                ----------------
                                (Title of Class)





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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         Our authorized capital stock consists of 100,000,000 shares of common stock, $.01 par value per share, and 10,000,000 shares of preferred stock, without par value. On June 30, 1999, after giving effect to our initial public offering, and assuming that the underwriters do not exercise their over-allotment options, there would have been 13,370,121 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. An additional 2,256,954 shares of common stock were issuable upon exercise of outstanding options granted as of June 30, 1999 under our stock option plans.

COMMON STOCK

         Each holder of common stock is entitled to one vote per share of record on all matters to be voted upon by the stockholders. Holders do not have cumulative voting rights in the election of directors or any other matter. Subject to the preferential rights of the holders of any preferred stock that may at the time be outstanding, each share of common stock will entitle the holder of that share to an equal and ratable right to receive dividends when, if and as declared from time to time by the board of directors out of legally available funds. We do not anticipate paying cash dividends in the foreseeable future.

         In the event of our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in all assets remaining after payments to creditors and after satisfaction of the liquidation preference, if any, of the holders of any preferred stock that may at the time be outstanding. Holders of common stock have no preemptive or redemption rights and will not be subject to further calls or assessments by us. All of the shares of common stock to be issued and sold in this offering will be, immediately upon consummation of this offering, validly issued, fully paid and non-assessable.

PREFERRED STOCK

         The authorized preferred stock is available for issuance from time to time at the discretion of the board of directors without stockholder approval. The board of directors has the authority to prescribe for each series of preferred stock it establishes the number of shares in that series, the number of votes, if any, to which the shares in that series are entitled, the consideration for the shares in that series, and the designations, powers, preferences and other rights, qualifications, limitations or restrictions of the shares in that series. Depending upon the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control of us, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.




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AUTHORIZED BUT UNISSUED SHARES

         Indiana law does not require stockholder approval for any issuance of authorized shares. Authorized but unissued shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued shares may be to enable the board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of current management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

CERTAIN PROVISIONS OF RESTATED ARTICLES OF INCORPORATION AND BY-LAWS

         Certain provisions of our Restated Articles of Incorporation and By-Laws may delay or make more difficult unsolicited acquisitions or changes of control of us. These provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control of us, although these proposals, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management without the concurrence of the board of directors. These provisions include:

         - the division of the board of directors into three classes serving staggered terms of office of three years;

         - the availability of authorized but unissued shares of stock for issuance from time to time at the discretion of the board of directors;

         - provisions allowing the removal of directors only for cause and only upon a 66-2/3% stockholder vote taken at a meeting called for that purpose;

         - permitting only the board of directors, the Chairman, the Chief Executive Officer or the President to call a special meeting of stockholders; and

         - requirements for advance notice for raising business or making nominations at stockholders' meetings.

         Our By-Laws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of stockholders and with regard to the nomination of candidates for election as directors, other than by or at the direction of the board of directors. Although our By-Laws do not give the board of directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the established procedures are not followed, and of discouraging or deterring a third party from



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conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

CERTAIN PROVISIONS OF INDIANA LAW

         The Indiana Business Corporation Law (the "IBCL") applies to us as an Indiana corporation. Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisition or changes of control of us. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

         CONTROL SHARE ACQUISITIONS. Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an "acquiring person" who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless these voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of those stockholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all stockholders of the issuing corporation have dissenters' rights to receive the fair value of their shares.

         Under the IBCL, "control shares" means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:

         -         one-fifth or more but less than one-third;

         -         one-third or more but less than a majority; or

         -         a majority or more.

         "Control share acquisition" means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. "Issuing public corporation" means a corporation which is organized in Indiana, has 100 or more stockholders, its principal place of business, its principal office or substantial assets within Indiana and either:

         -         more than 10% of its stockholders resident in Indiana;



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         -         more than 10% of its shares owned by Indiana residents; or

         -         10,000 stockholders resident in Indiana.

         The above provisions do not apply if, before a control share acquisition is made, the corporation's articles of incorporation or by-laws, including a board adopted by-law, provide that they do not apply. Our Restated Articles of Incorporation and By-Laws do not exclude us from the restrictions imposed by the above provisions.

         CERTAIN BUSINESS COMBINATIONS. Sections 23-1-43-1 to 23-1-43-23 of the IBCL restrict the ability of a "resident domestic corporation" to engage in any combinations with an "interested stockholder" for five years after the interested stockholder's date of acquiring shares unless the combination or the purchase of shares by the interested stockholder on the interested stockholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested stockholder may effect a combination after the five-year period only if that stockholder receives approval from a majority of the disinterested shares or the offer meets specified fair price criteria. For purposes of the above provisions, "resident domestic corporation" means an Indiana corporation that has 100 or more stockholders. "Interested stockholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in an amendment to their articles of incorporation approved by a majority of the disinterested shares. That amendment, however, would not become effective until 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Our Restated Articles of Incorporation do not exclude us from the restrictions imposed by the above provisions.

         DIRECTORS' DUTIES AND LIABILITY. Under Section 23-1-35-1 of the IBCL, directors are required to discharge their duties:

         -        in good faith;

         - with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

         - in a manner the directors reasonably believe to be in the best interests of the corporation.

However, the IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director's office and the action or failure to act constitutes willful misconduct or recklessness. The exoneration from



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liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

         Section 23-1-35-1 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation's stockholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Once the board has determined that the proposed action is not in the best interests of the corporation, it has no duty to remove any barriers to the success of the action, including a rights plan. Section 23-1-35-1 specifically provides that specified judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of that section.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common stock will be Norwest Bank Minnesota, National Association.


ITEM 2.  EXHIBITS.

         Pursuant to the Instruction as to Exhibits to Form 8-A, the following exhibits are being filed herewith:

         (1) Restated Articles of Incorporation of the Registrant (incorporated herein by reference from Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-79509)).

         (2) By-Laws of the Registrant, as amended to date (incorporated herein by reference from Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-79509)).



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated:  SEPTEMBER 17, 1999


                             INTERACTIVE INTELLIGENCE, INC.


                             By:      /s/ John R. Gibbs
                                      ----------------------------------------
                                      John R. Gibbs
                                      Executive Vice President of Administration
                                      and Corporate Development



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                                INDEX TO EXHIBITS


  Exhibit No.                                 Description
  -----------                                 -----------

     (1) Restated Articles of Incorporation of the Registrant (incorporated herein by reference from Exhibit 3.1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-79509)).

     (2) By-Laws of the Registrant, as amended to date (incorporated herein by reference from Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-79509)).



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